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                 January 3, 2022

       Ted Gardner
       Chairman of the Board of Directors
       CSI Compressco LP
       24955 Interstate 45 North
       The Woodlands, Texas 77380

                                                        Re: CSI Compressco LP
                                                            Registration
Statement on Form S-3
                                                            Filed December 23,
2021
                                                            File No. 333-261870

       Dear Mr. Gardner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at 202-551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Raleigh Wolfe